

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

Mail Stop 4631

October 10, 2017

Via E-mail
Alton Perkins
Chief Executive Officer
ATI Modular Technology Corporation
4700 Homewood Court, Suite 100
Raleigh, North Carolina 27609

> **Re: ATI Modular Technology Corp.**
> **Amendment 3 to Information Statement on Schedule 14C**
> **Filed September 29, 2017**
> **File No. 000-55699**

Dear Mr. Perkins:

We have reviewed your filing and have the following comments.

General

1. We note your response to comment 2 of our letter dated September 13, 2017, wherein you state that you have concluded that the filing of a Form S-4 is necessary in order to register under the Securities Act of 1933 the shares you intend to issue as consideration in the merger with AmericaTowne, Inc. Please revise your information statement to disclose that an effective registration statement on Form S-4 registering the issuance of the consideration shares you intend to issue as consideration is required before you may consummate the transaction.

2. We have reviewed your response to comment 3 from our letter dated September 13, 2017. Item 14(b)(10) of Schedule 14A refers to Item 301 of Regulation S-K simply to identify the dates for which the requested per share data are required. While smaller reporting companies are not required to provide the information set forth in Item 301 of Regulation S-K, there does not appear to be a similar exemption for information set forth in Item 14(b) (10) of Schedule 14A. It also appears that this information would be important to your investors given the significant changes that will be made to your equity as a result of the stock split and the shares to be issued as part of the merger. In this regard, please provide the pro forma information required by Item 14(b)(10) of Schedule 14A to reflect the stock split as well as the merger.

You may contact Nudrat Salik, Staff Accountant, at (202) 551-3692 or Jeanne Baker, Staff Accountant, at (202) 551-369 if you have questions regarding comments on the financial statements and related matters. Please contact Chris Ronne, Staff Attorney, at (202) 551-6156 or me at (202) 551-3397 with any other questions.

Sincerely,

/s/ Jay Ingram

Jay Ingram
Legal Branch Chief
Office of Manufacturing and
Construction

cc: Alton Perkins, Esq.